FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr PA Schmidt, a director of
Gold Fields Limited, has acquired (off-market) and sold
(on-market) Gold Fields shares being the Performance Vesting
Restricted Shares (“PVRS”) allocated to him in terms of The Gold
Fields Limited 2005 Share Plan as set out below.

PVRS are conditionally awarded and the actual number of PVRS which should be settled to a participant three years after the original award date is determined by the company’s performance measured against the performance of five other major gold mining companies (the peer group) based on the relative change in the
Gold Fields share price compared to the basket of respective US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 200% of the conditional award.

PA Schmidt
Position Director of Gold Fields Ltd
Nature of transaction
Off market purchase and on
market sale of shares in terms
of the above scheme
Transaction Date 17 June 2011
Number of Shares 5,625
Class of Security Ordinary Shares
Market price per share R96.91
Total Value R545,118.75
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements the necessary clearance was obtained to grant the abovementioned SARS and PVRS.

21 June 2011
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 22 June 2011
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
             Relations and Corporate Affairs